INLD 4Q03 Earnings Announcement

Exhibits

October 21, 2003



Interland Reports Record Results

Primary Financial Goal Achieved: Company Generates $3.6 Million Positive EBITDA[1] For Fourth Quarter 2003

The company reported revenues of $27.3 million for the quarter and $106.6 million for fiscal year 2003, an increase of 4.9 percent over fiscal year 2002. Net loss from continuing operations was $5.9 million for the quarter equating to a loss of $0.40 per share on 14.8 million shares outstanding. Including discontinued operations, net loss for the quarter was $0.6 million, or $0.04 per share. Net loss for the fiscal year was $173.9 million, or $11.86 per share. The company reported its first quarter of positive EBITDA[1] from continuing operations with $3.6 million in EBITDA for the period.

See full earnings release at: www.interland.com

[1] EBITDA from continuing operations is a non-GAAP financial measure that is most directly comparable to the GAAP financial measure of Net Loss from continuing operations. Reconciliations of the non-GAAP measure to both Net Loss from continuing operations, as well as to Net Cash Used in Operating Activities, are attached.

Interland

Quarterly Income Statements

	Interland Consolidated			
	Q1 2003	Q2 2003	Q3 2003	Q4 2003
Revenue - Shared Hosting	17,130,216	15,977,637	15,607,718	16,505,188
Revenue - Dedicated Hosting	9,552,153	9,159,842	9,186,048	9,292,070
Revenue - Other Hosting	270,353	207,448	133,067	291,114
Revenue - Other Non-Hosting	330,357	768,992	970,943	1,254,751
Total Revenue	27,283,080	26,113,920	25,897,776	27,343,123
Costs Detail:				
Data and Connectivity Costs	3,055,890	4,074,151	1,830,449	1,328,163
Facility Costs	1,605,889	1,702,116	2,049,961	1,621,467
Marketing and Advertising Costs (External)	2,452,898	2,518,039	3,467,090	2,381,358
Network Operating Costs	3,271,636	2,743,574	3,233,820	1,901,598
Employee Related Costs - Network Operations	2,508,404	2,514,167	2,581,392	2,119,196
Employee Related Costs - Sales and Marketing	2,295,784	2,408,703	2,125,028	2,164,864
Employee Related Costs - Technical Support	3,132,608	3,342,607	3,434,073	3,636,363
Employee Related Costs - General and Administrative	6,159,989	6,650,226	6,970,293	5,244,407
Total Employee Related Costs	14,096,786	14,915,704	15,110,787	13,164,829
Merger, Integration and Restructuring Costs	(140,714)	4,107,554	2,204,113	(604,812)
Bad Debt Expense	2,046,417	1,769,936	1,974,784	1,543,855
Other	3,294,063	3,137,300	107,898,804	2,723,603
(Gain) Loss on Asset Disposal	0	21,481	1,556,842	(293,681)
Total Costs	29,682,865	34,989,855	139,326,650	23,766,379
EBITDA	(2,399,785)	(8,875,935)	(113,428,874)	3,576,743
Depreciation and Amortization	12,180,530	13,214,798	22,194,317	9,118,124
Discontinued Operations	33,880	280,664	167,191	(5,393,151)
Interest (Income) Expense	(200,526)	49,884	73,622	403,797
Income Tax (Income) Expense	0	0	628,934	0
Net Income	(14,413,669)	(22,421,281)	(136,492,938)	(552,026)



3

Impact of Hostcentric Acquisition*

	Interland Only				Hostcentric	Consolidated
	Q1 2003	Q2 2003	Q3 2003	Q4 2003**	Q4 2003	Q4 2003
Revenue - Shared Hosting	17,130,216	15,977,637	15,607,718	14,721,129	1,784,059	16,505,188
Revenue - Dedicated Hosting	9,552,153	9,159,842	9,186,048	8,326,309	965,761	9,292,070
Revenue - Other Hosting	270,353	207,448	133,067	231,216	59,898	291,114
Revenue - Other Non-Hosting	330,357	768,992	970,943	839,890	414,861	1,254,751
Total Revenue	27,283,080	26,113,920	25,897,776	24,118,544	3,224,579	27,343,123
Costs Detail:						
Data and Connectivity Costs	3,055,890	4,074,151	1,830,449	864,070	464,093	1,328,163
Facility Costs	1,605,889	1,702,116	2,049,961	1,293,402	328,065	1,621,467
Marketing and Advertising Costs (External)	2,812,267	2,663,630	3,667,292	2,338,182	43,176	2,381,358
Network Operating Costs	3,271,636	2,743,574	3,233,820	1,798,157	103,441	1,901,598
Employee Related Costs - Network Operations	2,508,404	2,514,167	2,581,392	1,548,441	570,755	2,119,196
Employee Related Costs - Sales and Marketing	2,295,784	2,408,703	2,125,028	2,025,619	139,245	2,164,864
Employee Related Costs - Technical Support	3,132,608	3,342,607	3,434,073	3,374,500	261,863	3,636,363
Employee Related Costs - General and Administrative	6,159,989	6,650,226	6,970,293	4,773,460	470,947	5,244,407
Total Employee Related Costs	14,096,786	14,915,704	15,110,787	11,722,019	1,442,810	13,164,829
Merger, Integration and Restructuring Costs	(140,714)	4,107,554	2,204,113	(604,812)	0	(604,812)
Bad Debt Expense	2,046,417	1,769,936	1,974,784	1,518,188	25,667	1,543,855
Other	2,934,694	2,991,709	107,698,602	2,519,938	203,665	2,723,603
(Gain) Loss on Asset Disposal	0	21,481	1,556,842	(293,681)	0	(293,681)
Total Costs	29,682,865	34,989,855	139,326,650	21,155,462	2,610,917	23,766,379
EBITDA	(2,399,785)	(8,875,935)	(113,428,874)	2,963,081	613,662	3,576,743
Depreciation and Amortization	12,180,530	13,214,798	22,194,317	7,757,137	1,360,986	9,118,124
Discontinued Operations	33,880	280,664	167,191	(5,393,151)	0	(5,393,151)
Interest (Income) Expense	(200,526)	49,884	73,622	345,445	58,352	403,797
Income Tax (Income) Expense	0	0	628,934	0	0	0
Total	(14,413,669)	(22,421,281)	(136,492,938)	253,650	(805,676)	(552,026)

*Quarterly income statements, highlighting the impact of the Hostcentric acquisition. This presentation shows the Company's results as they were without giving effect to the Company's acquisition of Hostcentric. In light of the Company's previous guidance to investors (which did not take into account the Hostcentric acquisition), Management believes that investors may find this presentation useful in comparing the Company's actual results to the Company's previous guidance. Management finds this presentation useful for that purpose as well.

**Excludes the financial results from Hostcentric

EBITDA Reconciliation ($000)

	Quarter Ended	
	August 31, 2003	August 31, 2002
Net loss	$ (552)	$ (17,799)
Depreciation and amortization	9,118	11,426
Interest expense (income)	404	(458)
Income tax (benefit) expense	-	1
Discontinued operations	(5,393)	1,459
EBITDA from continuing operations	$ 3,577	$ (5,371)
Interest income / (expense)	(404)	458
Provision for bad debts	1,544	4,914
Loss on the sale of assets	63	
Goodwill and intangble impairment		
Other non-cash adjustments	192	(19,262)
Income tax benefit (expense)	-	(1)
Changes in assets and liabilities:		
Income tax recoverable	-	1,069
Receivables, net	1,301	6,828
Restricted investments - short-term		(6,560)
Other current assets	265	(391)
Accounts payable, accrued expenses, and deferred revenue	(12,529)	13,109
Net cash provided by (used in) operating activities	$ (5,991)	$ (5,207)

EBITDA from continuing operations is defined as net income from continuing operations less (i) provision for income taxes, (ii) interest income or expense, and (iii) depreciation and amortization. EBITDA is not an indicator of financial performance under generally accepted accounting principals and may not be comparable to similarly captioned information reported by other companies. In addition, it does not replace net income (loss), operating income (loss), or cash flow from continuing operations as indicators of operating performance. The effect of taxes and interest on Interland's net loss is not significant, but depreciation and amortization, primarily as a result of acquisitions, is significant. The Company believes that measuring the performance of the business without regard to non-cash depreciation and amortization can make trends in operating efficiencies more readily apparent.

Interland

Cash Balance Progression ($Million)

May 31, 2003 Cash Balance:		$85.5

- Cash used in operating activities:

•EBITDA	$3.6	
•Interest Income (Expense)	($0.4)	
•Non-cash expenses	$1.8	
•Previously recorded liabilities	($1.8)	
•Working capital changes	($9.2)	
•Total cash used in operating activities:		($6.0)

- Repayments of debt and capital lease obligations   ($3.3)

- Acquisition of Hostcentric   ($1.8)

- Capital expenditures   ($3.1)

- Cash used in discontinued operations   ($1.2)

August 31, 2003 Cash Balance:		$70.1



Interland